Filed pursuant to Rule 433

Registration No. 333-213265-01

BofA Finance LLC

Auto-Callable Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Terms of the Notes

The Auto-Callable Notes Linked to the S&P 500® Daily Risk Control 10% USD Excess Return Index (the "Notes") will be automatically called at an amount equal to the applicable Call Amount if, on any Observation Date, the Observation Value is equal to or greater than the applicable Call Level. No further amounts will be payable following an Automatic Call. If the Notes are not automatically called, at maturity, you will receive at least a 1:1 (to be set on the pricing date) return for any increases in the Underlying; however, if the Underlying declines from the Starting Value (or if the level of the Underlying remains the same), you will receive only the principal amount. The Notes will not pay interest.

Issuer:	BofA Finance LLC ("BofA Finance")
Guarantor:	Bank of America Corporation ("BAC")
Term:	Approximately 7.5 years, unless previously automatically called.
Underlying:	The S&P 500® Daily Risk Control 10% USD Excess Return Index
Pricing and Issue Dates*:	May 28, 2019 and May 31, 2019, respectively
Observation Dates†*:	Annually, ending in 7 years. Please see schedule below for further details.
Call Level:	With respect to the first Observation Date, 102.75% of the Starting Value, increasing annually at a rate of 2.75% of the Starting Value on each subsequent Observation Date. See schedule below for further details.
Call Amounts (per $1,000 in principal amount):	With respect to the first Observation Date, between [$1,055.00 - $1,065.00], increasing annually at a rate of between [5.50% - 6.50%] of the principal amount on each subsequent Observation Date. Please see schedule below for further details. The actual Call Amounts will be determined as of the pricing date.
Automatic Call:	All (but not less than all) of the Notes will be automatically called at an amount equal to the applicable Call Amount if the Observation Value of the Underlying is greater than or equal to the applicable Call Level on any Observation Date. If the Notes are automatically called, the applicable Call Amount will be paid on the applicable Call Settlement Date.
Redemption Amount:	If the Notes have not been automatically called prior to maturity, the Redemption Amount per $1,000 principal amount of Notes will be: • If the Ending Value is greater than the Starting Value, the Redemption Amount will equal: $\$1{,}000 + [\$1{,}000 \times \text{Upside Participation Rate} \times \frac{(\text{Ending Value} - \text{Starting Value})}{\text{Starting Value}}$ • If the Ending Value is less than or equal to the Starting Value: $1,000.
Upside Participation Rate:	At least 100%. The actual Upside Participation Rate will be determined on the pricing date.
Initial Estimated Value Range:	$920-$940 per Note.
Underwriting Discount:*	$35.00 (3.50% of the public offering price) per Note.
CUSIP:	09709TQN4
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000089109219005464/e5046-424b2.htm

* Subject to change prior to the Pricing Date.

† Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Automatic Call



Is the Observation Value equal to or greater than the applicable Call Level?
Yes
No
Your Notes will be automatically called at the applicable Call Amount
Your Notes will not be automatically called

Hypothetical Payout Profile(1)

	Notes Are Automatically Called Prior to the Maturity Date		Notes Are Not Automatically Called Prior to the Maturity Date	
	Example 1	**Example 2**	**Example 3**	**Example 4**
Starting Value	100.00	100.00	100.00	100.00
Observation Value (first Observation Date)	110.00	102.00	102.00	102.00
Observation Value (second Observation Date)	N/A	130.00	80.00	80.00
Ending Value	N/A	N/A	120.00	50.00
Return of the Notes	6.00%	12.00%	20.00%	0.00%
Call Amount / Redemption Amount per $1,000 in principal amount	$1,060.00	$1,120.00	$1,200.00	$1,000.00

(1) The table above assumes a hypothetical Starting Value of 100, a hypothetical Call Level of 110 and 120 on the first and second Observation Dates, respectively, hypothetical Call Amounts of $1,060 and $1,120 applicable to the first and second Observation Dates, respectively, and an Upside Partcipation Rate of 100%. This table is provided for purposes of illustration only.

BofA Finance LLC

Auto-Callable Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Schedule

Observation Dates	Call Level (as a Percentage of the Starting Value)	Call Settlement Dates	Call Amount (per $1,000 in Principal Amount)
May 28, 2020	102.75%	June 2, 2020	[$1,055.00 - $1,065.00]
May 28,2021	105.50%	June 3, 2021	[$1,110.00 - $1,130.00]
May 31, 2022	108.25%	June 3, 2022	[$1,650.00 - $1,950.00]
May 30,2023	111.00%	June 2, 2023	[$1,220.00 - $1,260.00]
May 28, 2024	113.75%	May 31, 2024	[$1,275.00 - $1,325.00]
May 28, 2025	116.50%	June 2, 2025	[$1,330.00 - $1,390.00]
May 28, 2026	119.25%	June 2, 2026	[$1,385.00 - $1,455.00]

Risk Factors

- You may not earn a return on your investment.
- If the Notes are automatically called, payment on the Notes will be limited to the applicable Call Amount.
- The Notes do not bear interest.
- Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
- Any payments on the Notes are subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance or the Guarantor's creditworthiness are expected to affect the value of the Notes.
- The public offering price you pay for the Notes will exceed their initial estimated value.
- We cannot assure you that a trading market for your Notes will ever develop or be maintained.
- The payments on the Notes will not reflect changes in the level of the Underlying other than on the Observation Dates and the Valuation Date.
- The Underlying may be subject to increased volatility due to the use of leverage.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated May 2, 2019, Product Supplement EQUITY-1 dated January 24, 2017 and Prospectus Supplement and Prospectus dated November 4, 2016 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.